

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-Mail
Peter Harrington
President and Chief Executive Officer
EVERTEC, Inc.
Cupey Center Building
Road 16, Kilometer 1.3
San Juan, Puerto Rico 00926

Re: EVERTEC, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 14, 2013
File No. 333-186487

Dear Mr. Harrington:

We have reviewed your letter dated March 14, 2013 and the above-referenced filing and have the following comments. References to prior comments are to those in our letter dated February 20, 2013.

Capitalization, page 45

1.   Please revise the heading in the second column from "As Adjusted" to "Pro Forma."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the years ended December 31, 2012 and 2011

Income tax benefit, page 58

2.   We note your response to prior comment 3. Given the significant amount of the $66.4 million benefit granted in the fourth quarter of 2012, please expand your disclosure to discuss the nature of this benefit in greater detail.

Liquidity and Capital Resources

Comparison of the years ended December 31, 2012 and 2011, page 61

3.   Please expand your disclosure to explain why your accounts receivable balance increased significantly greater than your total revenues for the year ended December 31, 2012. Refer to Section IV.B.1 of SEC Release 33-8350.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact the Assistant Director Barbara C. Jacobs at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc (by e-mail):   Rosa A. Testani, Esq.
                        Akin Gump Strauss Hauer & Feld LLP